FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2015

▪    The net income attributable to the shareholders of Endesa Chile increased by 3% to Ch$ 194,459 million through September 2015. This growth was largely due to the better operating results obtained mainly in Chile and Argentina.

▪    Net energy generation rose by 4% to 39,002 GWh as a result of increased thermal generation (+ 1,038 GWh), mainly from the combined-cycle plants in Argentina and greater hydroelectric generation (+ 636 GWh), mainly in Argentina and Peru.

▪    Physical sales grew by 9% (+ 3,638 GWh) to 45,769 GWh mostly due to higher sales on the spot market in Argentina and Chile, and higher sales to regulated customers, primarily in Chile and Colombia.

▪    Operating revenue rose by 13% to Ch$ 2,037,316 million, primarily due to higher average energy sale prices in Chile, increased physical sales in Chile, Argentina and Colombia, and higher revenues of Ch$ 80,631 million contributed by GasAtacama, a company whose results have been consolidated since May 2014.

▪    Procurement and services costs increased by 15% to Ch$ 996,696 million, mainly as a consequence of higher fuel costs and other variable procurements and services costs, both mainly in Chile.

▪    Consolidated EBITDA therefore increased by 8% through September 2015, totaling Ch$ 836,580 million.

▪    Net financial expenses reached Ch$ 138,592 million, a 6% increase over September 2014, largely due to a greater charge for currency exchange differences in Chile.

▪    The result of investments in associate companies fell by 17% to Ch$ 36,651 million as a result of a reduced net income of Enel Brasil S.A. and the reduced contribution of GasAtacama, a company that became part of the Group consolidation perimeter during the second quarter of 2014.

▪    El Quimbo began filling its reservoir at the end of June 2015 and operational tests were carried out in October to synchronize with the Colombian national electricity grid.

▪   Bocamina II resumed its operations on July 1, 2015, contributing with 303 GWh in the third quarter, after Endesa Chile secured the permits necessary for its commercial reactivation during the first half of this year.

• 1 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

FINANCIAL SUMMARY

➢  The consolidated debt declined by US$ 905 million compared to September 2014 to a level of US$ 3,307 million as of September 30, 2015. This decrease was partly explained by the maturing of a Yankee Bond in Chile, the negotiation of Costanera’s debt with Mitsubishi, bond payments made by Emgesa and repayment of bank loans in Peru.

➢  The average interest rate, an important cost factor, declined by 1.0% compared to September 2014, to 6.4%, mainly due to better rate conditions on debt taken in Colombian pesos, Argentine pesos and in U.F.

➢  Financial expense coverage rose from 5.42 to 5.47 times, mainly due an improved EBITDA.

➢  Liquidity, a key factor for our financial management, continues to show a solid position:

•   Consolidated committed credit facilities: US$ 344 million.

•   Consolidated uncommitted credit facilities: US$ 259 million.

•   Consolidated cash and cash equivalents: US$ 259 million.

• 2 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

I.- Consolidated Income Statement Analysis

1. - Net Income Analysis

Net income attributable to the controlling shareholders of Endesa Chile as of September 2015 was a net income of Ch$ 194,459 million, compared to net income of Ch$ 188,119 million in the previous period, representing a 3% increase.

The following shows comparative figures for each of the items of the income statement:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	9M 2015	9M 2014	Chg	Chg %

REVENUES	2,037,316	1,809,886	227,430	13%
Sales	1,994,974	1,758,172	236,802	13%
Other operating revenues	42,342	51,714	(9,372)	(18%)
PROCUREMENT AND SERVICES	(996,696)	(863,812)	(132,884)	15%
Energy purchases	(321,738)	(321,738)	-	0%
Fuel consumption	(379,831)	(305,651)	(74,180)	24%
Transportation expenses	(203,377)	(185,992)	(17,385)	9%
Other variable procurement and services costs	(91,750)	(50,431)	(41,319)	82%
CONTRIBUTION MARGIN	1,040,620	946,074	94,546	10%
Other work performed by entity and capitalized	19,444	20,615	(1,171)	(6%)
Employee benefits expense	(116,207)	(99,703)	(16,504)	17%
Other fixed operating expenses	(107,277)	(95,800)	(11,477)	12%
GROSS OPERATING INCOME (EBITDA)	836,580	771,186	65,394	8%
Depreciation, Amortization	(170,142)	(148,220)	(21,922)	15%
Reversal of impairment profit	223	(1,052)	1,275	121%
OPERATING INCOME	666,661	621,914	44,747	7%
NET FINANCIAL EXPENSE	(138,592)	(130,923)	(7,669)	6%
Financial income	14,222	11,263	2,959	26%
Financial costs	(107,918)	(107,744)	(174)	0%
Gain (Loss) for indexed assets and liabilities	2,916	2,424	492	20%
Foreign currency exchange differences, net	(47,812)	(36,866)	(10,946)	30%
OTHER NON-OPERATING RESULTS	40,702	87,793	(47,091)	(54%)
Share of profit (loss) of associates accounted for using the equity method	36,651	44,404	(7,753)	(17%)
Net Income From Other Investments	4,309	43,319	(39,010)	(90%)
Net Income From Sale of Assets	(258)	70	(328)	(469%)
NET INCOME BEFORE TAXES	568,771	578,784	(10,013)	(2%)
Income Tax	(204,339)	(187,785)	(16,554)	9%
NET INCOME	364,432	390,999	(26,567)	(7%)
Owners of parent	194,459	188,119	6,340	3%
Non-controlling interest	169,973	202,880	(32,907)	(16%)

Earning per share (Ch$ /share)	23.71	22.94	0.8	3%

Operating Income

Operating income as of September 2015 was Ch$ 666,661 million, 7% more than the Ch$ 621,914 million reported for the previous period.

• 3 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

The main reasons for of this improvement were higher operating revenues of Ch$ 227,430 million as a result generally of higher average energy sale prices, greater physical sales and the consolidation of GasAtacama for Ch$ 80,631 million. This was partially offset by a higher fuel costs of Ch$ 74,180 million, partly explained by the incorporation of GasAtacama, higher transportation costs of Ch$ 17,385 million and increased costs for other procurements and services of Ch$ 41,319 million.

EBITDA, or gross operating margin of Endesa Chile, increased by 8% over the previous period, to Ch$ 836,580 million. This does not include the contribution of the investment in Enel Brasil S.A. whose results are considered under the earnings (loss) of associates booked using the equity method. Enel Brasil’s earnings amounted to Ch$ 27,870 million through September 2015.

In summary, the operating revenues, costs and results by country of Endesa Chile and subsidiaries for the periods ended September 30, 2015 and 2014 were as follows:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014

Operating Revenues	1,134,246	887,073	102,316	76,759	525,172	588,368	276,761	257,950	2,037,316	1,809,886
% of consolidated	56%	49%	5%	4%	25%	33%	14%	14%	100%	100%
Operating Costs	(903,170)	(753,463)	(70,779)	(55,001)	(225,711)	(222,667)	(172,174)	(157,105)	(1,370,655)	(1,187,972)
% of consolidated	66%	63%	5%	5%	16%	19%	13%	13%	100%	100%

Operating Income	231,076	133,610	31,537	21,758	299,461	365,701	104,587	100,845	666,661	621,914

The operating revenue, costs and results by subsidiaries of Endesa Chile for the periods ended September 30, 2015 and 2014 were as follows:

	9M 2015			9M 2014
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	72,154	(58,217)	13,937	52,997	(42,995)	10,002
El Chocon	30,239	(12,572)	17,667	23,839	(12,028)	11,811
Investment Vehicles in Argentina and Consolidation Adjustments	(77)	10	(67)	(77)	22	(55)
Edegel	248,775	(161,175)	87,600	234,846	(145,626)	89,220
Investment Vehicles in Peru and Consolidation Adjustments	27,986	(10,999)	16,987	23,104	(11,479)	11,625
Emgesa	525,191	(225,756)	299,435	588,375	(222,713)	365,662
Investment Vehicles in Colombia and Consolidation Adjustments	(19)	45	26	(7)	46	39
Consolidation Foreign Subsidiaries Adjustments	(1,179)	1,179	-	(264)	264	-
Endesa Chile and Chilean subsidiaries	1,134,246	(903,170)	231,076	887,073	(753,463)	133,610

Total Consolidation	2,037,316	(1,370,655)	666,661	1,809,886	(1,187,972)	621,914

• 4 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

Energy sales by country of Endesa Chile and subsidiaries for the periods ended September 30, 2014 and 2015 were as follows:

ENERGY SALES (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014

Sales to regulated customers	781,146	613,746	0	0	0	0	132,341	158,146	913,486	771,892
Sales to unregulated customers	188,138	135,678	4,315	7,692	400,082	401,048	82,009	81,430	674,544	625,849
Sales at spot market	112,084	54,494	40,060	19,580	118,885	185,390	8,643	1,274	279,672	260,738
Other customers	-4,152	20,625	20,850	14,144	0	0	7,217	1,414	23,915	36,183

Total energy sales	1,077,215	824,542	65,225	41,417	518,967	586,438	230,210	242,264	1,891,618	1,694,661

CHILE

Operations in Chile recorded a 73% increase in operating income to total Ch$ 231,076 million, while EBITDA rose by Ch$ 115,544 million to Ch$ 322,261 million through September 2015. These improved results of the Chilean business were the result of increased operating revenues of Ch$ 247,173 million, mainly due to higher physical sales (+ 2,248 GWh), higher average energy sale price (+ US$4/MWh) and higher revenues of Ch$ 80,631 million contributed by GasAtacama following its consolidation since May 2014.

The above was partially offset by higher fuel consumption costs of Ch$ 57,414 million, mainly explained by GasAtacama for Ch$ 45,218 million, higher other variable procurement and services costs of Ch$ 44,340 million, mainly relating to the agreement with AES Gener allowing Endesa Chile to use its available LNG in Nueva Renca combined cycle for Ch$ 25,032 million, and water purchase and transportation costs for the operation of the San Isidro plant for Ch$ 9,441 million, plus a higher charge for depreciation of Ch$ 17,997 million as a result of increased capitalizations made in the second half of 2014 in San Isidro II, Bocamina II and Tal Tal.

ARGENTINA

Operating income in Argentina increased by Ch$ 9,778 million to Ch$ 31,536 million, while EBITDA reached Ch$ 48,913 million as of September 2015, compared to Ch$ 35,036 million the previous year.

The operating income of Costanera was Ch$ 13,937 million, an increase of Ch$ 3,935 million over the same period of the year before, as a result of greater revenue of Ch$ 19,157 million, mainly due to higher energy sales (+ 924 GWh) due to higher thermal dispatch and better average sale price related to Resolution 482. This was partially compensated by higher operating costs of Ch$ 15,222 million, mainly higher payroll expenses of Ch$ 11,582 million following increases in the workforce and in wages and benefits, coupled with higher charges for depreciation and impairment of Ch$ 4,053 million following new capitalizations.

• 5 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

The operating income of El Chocón was Ch$ 17,667 million, an increase of 50% over September 2014, reflecting increased revenue of Ch$ 6,400 million, mainly due to higher physical sales (+189 GWh) resulting from improved hydrological conditions and a better average energy sale price related to Resolution 482, partially offset by higher payroll expenses of Ch$ 886 million and other variable procurements and services costs of Ch$ 1,648 million.

The translation of the financial statements from the Argentine peso to the Chilean peso in both periods resulted in an increase in Chilean pesos of 1.6% as of September 2015, with respect to September 2014.

COLOMBIA

Operating income in Colombia declined by Ch$ 66,240 million through September 2015, reaching Ch$ 299,461 million, while EBITDA was Ch$ 326,417 million, with a reduction of 18% when compared to September 2014. These results were mainly explained by reduced revenue of Ch$ 63,196 million, mainly relating to the translation of the Colombian peso to the Chilean peso of Ch$ 94,776 million. This was partly offset by greater physical sales (+ 705 GWh) mainly to distribution companies.

Operating income was also affected by higher other fixed charges of Ch$ 6,194 million, mainly due to the recognition of the wealth tax decreed by the Colombian government of Ch$ 8,607 million, greater fuel consumption of Ch$ 8,992 million as a result of increased thermal generation, partially offset by lower energy purchases of Ch$ 3,872 million due to reduced average purchase price in the spot market, lower transportation expenses of Ch$ 3,230 million and reduced charges for depreciation and impairment of  Ch$ 4,016 million.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods resulted in a 16.1% decline in Chilean pesos as of September 2015, with respect to September 2014.

PERU

Operating income grew by 4% to Ch$ 104,587 million through September 2015 compared to Ch$ 100,845 million in September 2014. EBITDA, or the gross operating margin, increased by 5% to Ch$ 138,989 million. The improved results of our business in Peru were mainly the consequence of the depreciation of the Peruvian Sol against the US dollar and the Chilean peso, partly offset by lower physical sales of energy (- 428 GWh).

The above was partially compensated by lower other operating revenue of Ch$ 5,675 million, mainly due to the compensation for claims and insurance with respect to turbine T-G7 of the Santa Rosa plant in 2014, in addition to greater fuel consumption of Ch$ 6,363 million and increased transportation expenses of Ch$ 5,379 million.

• 6 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods resulted in a 2.1% increase in Chilean pesos as of September 2015, with respect to September 2014.

Net Financial Result

The financial result was an expense of Ch$ 138,592 million, 6% more than in 2014 when the expense amounted to Ch$ 130,923 million. The main change in this result is generated by an increased loss from exchange differences of Ch$ 10,946 million, mainly in Chile, partially offset by increased financial income of Ch$ 2,959 million.

Other Results and Taxes

The income originating from the participation in related companies amounted to Ch$ 36,651 million through September 2015, a reduction of 17% compared to September 2014. The main variation relates to the reduced net income of Enel Brasil of Ch$ 7,304 million and of GasAtacama of Ch$ 3,053 million due to the change in the consolidation method following the acquisition by Endesa Chile of a 50% additional shareholding in April 2014.

The result of other investments showed a gain of Ch$ 4,309 million, 90% less than the gain of Ch$ 43,319 million as of September 2014, mainly explained by the revaluation of the pre-existing participation of Endesa Chile before buying the additional 50% of GasAtacama and the recognition of the accumulated translation differences of that investment sale to the take-over date, partially offset by the sale of the subsidiary Túnel El Melón S.A. for Ch$ 4,207 million in January 2015.

The charge for income tax increased by 9% in 2015, equivalent to Ch$ 16,554 million compared to 2014. The largest expenditure corresponded to Chile for Ch$ 33,953 million, mainly due to the exchange rate differences affecting both the valuation of investments in foreign companies and swap contracts, the increased tax rate since 2014 relating to the tax reform and less tax credits. This was partially offset by lower spending in Colombia, Argentina and Peru.

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	Sep-15	Dec-14	Chg	Chg %

Current Assets	929,775	1,038,058	(108,283)	(10%)
Non-Current Assets	6,236,842	6,199,614	37,228	1%

TOTAL ASSETS	7,166,617	7,237,672	(71,055)	(1%)

The company’s total assets as of September 2015 showed a decrease of Ch$ 71,055 million compared to December 2014, due principally to:

• 7 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

➢  Reduction in current assets of Ch$ 108,283 million, equivalent to 10%, mainly explained by:

❖  Reduction in cash and cash equivalents of Ch$ 154,534 million, mainly due to redemptions of financial investments, payments to suppliers and of dividends in Endesa Chile, Emgesa, Edegel and Generandes.

❖  The above was partially compensated by an increase in trade accounts receivable and other accounts receivable of Ch$ 98,543 million, mainly debtors for the sale of energy, tolls and fuels in Endesa Chile, Edegel and Emgesa.

➢  Increase in non-current assets of Ch$ 37,228 million, equivalent to 1%, mainly explained by:

❖  Increase in property, plant and equipment of Ch$ 158,829 million, mainly due to investments in the period of Ch$ 451,955 million, provisions for dismantling in Endesa Chile, Celta and Canela of Ch$ 31,600 million, compensated by depreciation for the period of Ch$ 167,711 million and negative exchange effects of Ch$ 160,137 million.

❖  The above was partially offset by a reduction in investments booked using the equity method of Ch$ 105,123 million, originating mainly in Enel Brasil by the negative exchange difference of Ch$ 122,810 million and declared dividends of Ch$ 16,469 million, offset by earnings for the period of Ch$ 27,870 million and a reduction of deferred tax assets of Ch$ 19,358 million.

Liabilities and Shareholder's Equity (Million Ch$)	Sep-15	Dec-14	Chg	Chg %

Current Liabilities	1,330,601	1,392,738	(62,137)	(4%)
Non-Current Liabilities	2,340,152	2,321,048	19,104	1%
Equity	3,495,864	3,523,886	(28,022)	(1%)
Equity attributable to owners of parent	2,625,346	2,700,280	(74,934)	(3%)
Non-controlling	870,518	823,606	46,912	6%

TOTAL EQUITY AND LIABILITIES	7,166,617	7,237,672	(71,055)	(1%)

The company’s total liabilities showed a reduction of Ch$ 71,055 million with respect to December 2014, mainly due to:

➢  Reduction in current liabilities of Ch$ 62,137 million, equivalent to 4%, mainly explained by:

❖ Reduction in trade and other accounts payable of Ch$ 223,096 million, mainly in Endesa Chile, Emgesa and Edegel due to dividend payments and payments to suppliers of energy and fuels.

❖ Reduction in current tax liabilities of Ch$ 59,823 million, mainly in Emgesa and subsidiaries of Endesa Chile due to the payment of 2014 income tax.

• 8 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

❖ The above was partially offset by an increase in accounts payable to related companies of Ch$ 140,225 million, mainly transactions between Endesa Chile and Enersis with respect to a structured loan of Ch$ 230,983 million, exchange differences of Ch$ 32,434 million, increased trading current account of Ch$ 42,395 million, compensated by the payment of dividends for Ch$ 94,253 million and the repayment of structured debts of Ch$ 61,661 million.

❖ Increase in other current provisions of Ch$ 89,608 million, mainly in Emgesa due to the capitalization of El Quimbo environmental liability of Ch$ 104,282 million, offset by payments to suppliers of Ch$ 16,521 million.

➢  Increase in non-current liabilities of Ch$ 19,104 million, equivalent to 1%, mainly explained by:

❖  Increase in other non-current provisions of Ch$ 62,288 million: in Emgesa for the capitalization of the environmental liability of El Quimbo of Ch$ 31,567 million, and in Endesa Chile, Celta and Canela for the increase in the provision for dismantling of the Bocamina II, Quintero and San Isidro plants of Ch$ 31,600 million.

❖  The above was partially offset by a reduction in other non-current financial liabilities of Ch$ 28,259 million, including a reduction in Edegel of Ch$ 62,114 million, mainly due to the transfer to short term of bank debt and bonds of Ch$ 45,279 million and repayment of a bank loan of Ch$ 26,701 million, and a reduction in Emgesa of Ch$ 99,335 million, mainly exchange effects of Ch$ 99,526 million. The above was compensated by an increase in Endesa Chile of Ch$ 132,081 million, mainly explained by exchange differences and bond indexation of Ch$ 75,059 million, and swap and forward contracts of Ch$ 58,481 million.

➢  Equity declined by Ch$ 28,022 million compared to December 2014. The controlling shareholder’s equity fell by Ch$ 74,934 million, mainly explained by the negative variation in the exchange reserve of Ch$ 112,389 million, a reduction in the hedging reserve of Ch$ 88,881 million and accrued dividends of Ch$ 66,911 million, offset by the net income for the period of Ch$ 194,459 million. The participation of minority shareholders increased by Ch$ 46,912 million, mainly due to the net income for the period of Ch$ 169,973 million, compensated by negative comprehensive results of Ch$ 55,476 million and dividends of the period of Ch$ 67,880 million.

• 9 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

Evolution Of Key Financial Ratios

Indicator		Unit	Sep-15	Dec-14	Sep-14	Chg	Chg %

Liquidity	Liquidity	Times	0.70	0.75	-	(0.05)	(7%)
	Acid-test *	Times	0.65	0.69	-	(0.04)	(6%)
	Working capital	Million Ch$	(400,826)	(354,680)	-	(46,146)	13%
Leverage	Leverage **	Times	1.05	1.05	-	-	0%
	Short-term debt	%	36.3%	37.5%	-	(1.3%)	(3%)
	Long-term debt	%	63.8%	62.5%	-	1.3%	2%
	Financial expenses coverage***	Times	5.47	-	5.42	0.05	1%
Profitability	Op. income / Op. Revenues	%	32.7%	-	34.4%	(1.6%)	(5%)
	ROE ****	%	12.7%	-	12.3%	0.4%	3%
	ROA ****	%	8.1%	-	8.5%	(0.4%)	(5%)

* (Current assets - inventories - prepayments)/ current liabilities
** Total debt / (equity + minority interest)
*** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
**** Annualized figures

The current liquidity ratio at September 2015 is 0.70 times, a reduction equivalent to 7% with respect to December 2014. The company nevertheless shows a solid liquidity position, complying with its obligations with banks, financing its investments with cash surpluses and showing a suitable debt maturity pattern.

The acid test ratio is 0.65 times, representing a reduction of 6% with respect to December 2014.

Working capital amounted to Ch$ 400,826 million negative, a 13% increase over December 2014, which is a temporary situation and immaterial given the appropiate level of liquidity of the company.

The debt ratio is 1.05 times at September 2015, showing no change with respect to December 2014.

• 10 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

3. -Consolidated Statements of Cash Flows Analysis

The company generated a negative net cash flow of Ch$ 158,507 million in 2015 period, composed by the following categories:

Cash Flow (Million Ch$)	9M 2015	9M 2014	Chg	Chg %

Net cash flows from (used in) operating activities	571,437	472,693	98,744	21%
Net cash flows from (used in) investing activities	(396,500)	(305,143)	(91,357)	30%
Net cash flows from (used in) financing activities	(333,444)	(153,017)	(180,427)	118%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(158,507)	14,533	(173,040)	(1191%)

Operating activities generated a positive cash flow of Ch$ 571,437 million, representing an increase of 21% over September 2014. This flow was mainly composed by the sales proceeds of goods and services of Ch$ 2,354,484 million offset by payments to suppliers of goods and services of Ch$ 1,373,146 million, tax payments of Ch$ 206,542 million and payments to and on behalf of employees of Ch$ 92,882 million.

Investment activities generated a negative cash flow of Ch$ 396,500 million, mainly explained by acquisitions of property, plant and equipment of Ch$ 423,707 million. This was partly compensated by net cash inflows from the sale of Túnel El Melón S.A. for Ch$ 6,640 million and redemption of financial investments of Ch$ 18,770 million.

Financing activities generated a negative cash flow of Ch$ 333,444 million. This was mainly due to repayments of loans and financial leases of Ch$ 616,404 million, dividends paid of Ch$ 325,541 million, and interest paid of Ch$ 115,828 million, offset by the collection of loans to related companies and third parties of Ch$ 729,891 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	9M 2015	9M 2014	9M 2015	9M 2014

Endesa Chile	204,336	90,992	55,903	42,779
Pehuenche	387	543	6,363	6,218
Inversiones Gas Atacama	35	944	8,646	5,385
Celta	14,850	19,921	19,400	16,760
Túnel El Melón	-	-	-	43
EASA (Group)	37,449	27,313	17,376	13,196
Emgesa	148,798	136,240	26,083	29,047
Generandes Peru (Group)	17,852	32,547	33,940	30,800
	-	-	-	-
Total Consolidated	423,707	308,500	167,711	144,228

• 11 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with the current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 65% as of September 30, 2015.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 12 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Sep-15	Dec-14
	%	%

Fixed Interest Rate	65%	67%
Variable Interest Rate	35%	33%

Total	100%	100%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each of the company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

• 13 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of September 30, 2015 there were no outstanding commodity derivatives operations. As of December 31, 2014, the Company held swaps for 266,000 barrels of Brent for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 20 and appendix 4, respectively.

As of September 30, 2015, the Endesa Chile Group’s liquidity was Ch$ 182,095 million in cash and other cash equivalents and Ch$ 180,209 million in long-term committed credit facilities. As of December 31, 2014, the liquidity position of the Endesa Chile Group was Ch$ 336,629 million in cash and cash equivalents, and Ch$ 200,530 million in long-term committed credit facilities.

Credit Risk

The Endesa Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

• 14 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

In selecting the banks for such investments, only those with investment grade ratings from the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries where the Group operates and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the US dollar, including:

➢  US dollar Libor interest rate.

➢  The different currencies of our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

• 15 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 109,077 million.

These values represent the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross-default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international loan (not yet disbursed). Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 16 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 17 •

ENDESA CHILE PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2015

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M.

Head of Investor Relations

susana.rey@enel.com

(+56) 22630 9606

Catalina González S.

Investor Relations Senior Analyst

catalina.gonzalez@enel.com

(+56) 22630 9603

Guillermo Berguecio B.

Investor Relations Analyst

guillermo.berguecio@enel.com

(+56) 22630 9506

Francisco Basauri M.

Investor Relations Analyst

francisco.basauri@enel.com

(+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

• 18 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: October 30, 2015